Approved unanimously at a Special Meeting of the Board of Directors held on February 28, 2007:

RESOLVED, that the Access Capital Strategies Community Investment Fund, Inc. (the “Fund”) shall be named as an insured under a fidelity bond having an aggregate coverage of the minimum amount permitted under Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”) issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Fund from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and

FURTHER RESOLVED, that the form of Fidelity Bond presented to this meeting be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including but not limited to the parties named as insureds on the bond, the amount of the bond, the expected value of the assets of the portfolio, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safe keeping of the Fund’s assets, and the nature of the securities in the Fund’s investment portfolios; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized to obtain said fidelity bond in substantially the form discussed at this meeting.